SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Eastman Kodak Company

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

277461 40 6

(CUSIP Number)

George Karfunkel

1671 52nd Street

Brooklyn, NY 11204

(917) 836-3640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277461406	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) George Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,020,565
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,020,565

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,020,565
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 277461406	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Renee Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,020,565
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,020,565

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,020,565
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 277461406	13D	Page 4 of 5 Pages

Item 1.	Security and Issuer.

This Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Eastman Kodak Company, a New Jersey corporation (the “Issuer”) held or controlled by George Karfunkel and Renee Karfunkel (the “Reporting Persons”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons on May 18, 2017 (the “Initial Schedule 13D”), as amended and supplemented by Amendment No. 1 to the Initial Schedule 13D filed on December 6, 2019 (“Amendment No. 1) and Amendment No. 2 to the Initial Schedule 13D filed on August 4, 2020 (“Amendment No. 2”). Capitalized terms used but not defined in this Amendment No. 3 have the same meanings ascribed to them in the Initial Schedule 13D.

This Amendment No. 3 reports 5,020,565 shares of Common Stock held or controlled by the Reporting Persons, which is the sum of (i) 4,482,986 shares of Common Stock held by George Karfunkel alone or jointly with Renee Karfunkel, including 46,729 shares of Common Stock (“RSU Shares”) issued to George Karfunkel on January 8, 2020 upon the vesting of restricted stock units granted by the Issuer to George Karfunkel as compensation for services as a director of the Issuer; (ii) 500,000 shares of Common Stock held by the Chesed Foundation (the “Chesed Shares”); and (iii) stock options to purchase 37,597 shares of Common Stock (“Options”) granted by the Issuer to George Karfunkel as compensation for services as a director of the Issuer. The Chesed Shares were included in the Initial Schedule 13D but were inadvertently omitted from Amendment No. 1 and Amendment No. 2 and are included herein. Amendment No. 2 reported that the Reporting Persons donated 3,000,000 shares of the Common Stock; however, the correct number of shares of Common Stock donated by the Reporting Persons was 1,937,708, which is reflected herein. In addition, the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2 included 31,451 125% Warrants and 31,451 135% Warrants, which expired in September 2018 without being exercised and are not included herein.

Except as specifically amended and supplemented by this Amendment No. 3, the Initial Schedule 13D as amended and supplemented by Amendment No. 1 and Amendment No. 2 remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration.

The RSU Shares were issued to George Karfunkel by the Issuer on January 8, 2020 without consideration upon the vesting of restricted stock units granted by the Issuer to George Karfunkel as compensation for services as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)	This Amendment No. 3 reports 5,020,565 shares of Common Stock held or controlled by the Reporting Persons, or approximately 6.5% of the total shares of Common Stock, which percentage is based on 77,163,326 shares of Common Stock outstanding as of November 2, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020, plus the RSU Shares and Options. The information set forth in rows 7 through 13 of each of the Cover Pages of this Amendment No. 3 and in Item 1 of this Amendment No. 3 are incorporated herein by reference.

(b)	The Reporting Persons share power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to 5,020,565 shares of Common Stock.

(c)	Except as set forth in Item 1 of this Amendment No. 3, the Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date of this filing.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 277461406	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2021

/s/ George Karfunkel
George Karfunkel

/s/ Renee Karfunkel
Renee Karfunkel